Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AEP Industries Inc.:

We consent to the use of our report dated January 14, 2016, with respect to the consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows and financial statement schedule II, valuation and qualifying accounts, for each of the years in the three-year period ended October 31, 2015, and the effectiveness of internal control over financial reporting as of October 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement for the special meeting of AEP Industries Inc. stockholders and prospectus of Berry Plastics Group, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
December 14, 2016